Exhibit (a)(1)(C)

Text of Email from CEO to All Employees

As discussed at our employee all hands meetings this week, we are pleased to announce that we are now launching our Credence stock option exchange program. Credence has granted stock options in the past to retain, motivate and reward our employees and to align our interests as employees with those of our stockholders. Approximately 84% of our outstanding stock options are underwater, meaning that for most of our employees, the current stock price is below the price at which you can exercise the options that we have granted. This obviously does not create much incentive.

Furthermore, the negative investor perception of the dilution represented by “option overhang” (e.g., the proportion of unexercised options in relation to outstanding stock), increasing investor pressure to limit option programs, and new rules requiring companies to expense the cost of options, have forced us to seek new ways to align employee and stockholders interests, while creating incentives for employees to perform at their best, and to be rewarded for their accomplishments.

Management and our board of directors firmly believe that superior company and stockholder performance is achieved when employees are stockholders. Fortunately, recent regulatory and accounting changes have created a new opportunity to align our current employees and stockholders.

To achieve stockholder alignment and employee incentive and rewards, this option exchange program will give employees the opportunity to effectively become stockholders, while creating a win for investors, as well. This new program will give you the opportunity to exchange options you hold that have exercise prices equal to or greater than $3.96 per share, for new options with an exercise price equal to the fair market value of a share on the grant date. You would receive one new option share for a number of underwater option shares you elect to exchange for that number of shares calculated such that the fair value of the new option under the provisions of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” is equal to the fair value of the original option, upon the terms and subject to the conditions described in the Exchange Offer and Letter of Transmittal. The number of option shares required to be surrendered for each new option share depends on the exercise price of the surrendered option, and the new vesting schedules depend on the vesting status of the surrendered option.

The exchange program is subject to the terms and conditions of formal legal documents that have been filed with the Securities and Exchange Commission, copies of which will be provided to each of you shortly. These documents contain important information about the program, including a detailed set of questions and answers as well as the election forms required to participate. Please read these materials carefully.

In addition, we will provide you with a personal statement summarizing your current option grants, indicating which options are eligible for this exchange (i.e., those option grants with exercises prices of $3.96 or higher).

Eligible employees working in the United States will receive a letter mailed to your home (employees outside the U.S. will receive a letter hand delivered to you via your local Human Resources representative) that explains this exchange offer in greater detail and forwards part of the formal documents. We will be holding a series of informational meetings in person and via conference call at several locations throughout the world to further explain this program, including any local nuances that may apply in your country, and to answer your questions. A schedule of these meetings will be forwarded under separate cover.

Finally, please note that participation in the option exchange program is VOLUNTARY. We make no recommendation as to whether you should elect to exchange your existing options. You must make your own decision regarding participation in the option exchange program, and you are welcome to seek professional advice from accountants or lawyers. YOU DO NOT NEED TO TAKE ANY ACTION NOW. YOU WILL HAVE UNTIL JULY 28, 2008 TO ELECT TO PARTICIPATE IN THE EXCHANGE OFFER.

Thank You

Lavi Lev

Credence Systems Corporation

1421 California Circle

Milpitas, CA 95035

(408) 635-4300

(408) 635-4750 Fax

www.credence.com